                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-53984

                    SUPPLEMENT NO. 1 DATED AUGUST 10, 2001

                      TO PROSPECTUS DATED APRIL 19, 2001

                          APPLE HOSPITALITY TWO, INC.

   The following information supplements the prospectus of Apple Hospitality Two, Inc. dated April 19, 2001 and is part of the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 1.

                    TABLE OF CONTENTS FOR SUPPLEMENT NO. 1

Status of the Offering...................................................... S-2
Potential Hotel Acquisitions................................................ S-2
Description of Hotels....................................................... S-4

   The prospectus and the supplements contain forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of shares, future economic, competitive and market conditions and future business decisions. All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

   We completed the minimum offering of Units (consisting of one Common Share and one Series A Preferred Share) at $9.50 per Unit on May 1, 2001. We are continuing the offering at $10 per Unit in accordance with the prospectus.

   As of July 20, 2001, we had closed on the following sales of Units:

                                              Proceeds Net of Selling
          Price Per  Number of     Gross     Commissions and Marketing
            Unit     Units Sold   Proceeds       Expense Allowance
          --------- ------------ ----------- -------------------------
          $ 9.50    3,157,894.70 $30,000,000        $27,000,000
          $10.00    4,598,601.00  45,986,010         41,387,409
                    ------------ -----------        -----------
             Total  7,756,495.70 $75,986,010        $68,387,409
                    ============ ===========        ===========

                         POTENTIAL HOTEL ACQUISITIONS

   We have entered into a purchase agreement dated as of May 18, 2001 for the potential acquisition of 10 extended-stay hotels that operate as part of the Residence Inn(R) by Marriott(R) franchise. The total base purchase price for the hotels would be $119 million. The acquisitions are considered potential, and not probable, due to the number of conditions to closing and other contingencies, including our ability to obtain financing on terms that are acceptable to us and the results of our ongoing offering. The purchase agreement provides that the closing on the acquisitions, if any, must occur by no later than August 31, 2001.

   As required by the purchase agreement, we made an escrow deposit equal to $1,001,000. This amount, plus any accrued interest, would be applied as a credit toward the purchase price if the acquisitions occur. On May 31, 2001, $1,000,000 of our deposit became non-refundable. Also on May 31, 2001, we used a portion of our offering proceeds to provide short-term financing in the amount of $47,000,000 to Crestline Capital Corporation as the parent company of the prospective seller of the hotels. To evidence this financing, we received a secured promissory note from Crestline Capital Corporation for advances up to $50,000,000, with interest to accrue at the rate of 12% per year. The note will mature on either the close of the potential acquisitions or August 31, 2001, whichever is earlier. Prior to maturity, monthly interest payments are required under the note. Under a pledge agreement dated as of May 31, 2001, the secured promissory note is secured by negotiable certificates of deposit, $9,000,000 of which are held in escrow. The other certificates are required to be delivered to us. If the potential acquisition occurs, we expect to apply the advance toward the purchase price of the hotels.

   Under the purchase agreement, we are required to satisfy a portion of the purchase price by assuming existing debt on the hotels. This existing debt is evidenced by a loan agreement dated as of December 29, 1999 between the potential seller of the hotels and Bank of America, N.A. The loan was made in the amount of $55,588,000 at an interest rate of 8.08%. The monthly payment amount is $489,067.76. The maturity date of the loan is January 1, 2010. A balloon payment would be due at maturity. As of July 2, 2001, the unpaid balance of principal and interest under the loan was $53,490,994. By letter agreement dated May 18, 2001, we also would be required to pay any fees for the assumption or transfer of the existing debt, up to a maximum amount of $750,000.

   If the acquisitions occur, we would make a cash payment to the seller for the remaining balance of the purchase price, after credit for our deposit amount, our advance to Crestline Capital Corporation and our assumption of the existing debt on the hotels. We expect that the proceeds of our ongoing offering would be the source of any such cash payment.

   In the event the potential acquisitions are consummated, we would be required to pay 2% of the total purchase price, or $2,380,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. If the acquisitions occur, we also anticipate spending a total of approximately $19,380,000 in improvements to the hotels over the next 12 months.

   The 10 hotels that we may acquire are identified below, and are described in the following section.



                                     [MAP]

                                   Number                           Number
                                     of                               of
     General Location of Hotel     Suites General Location of Hotel Suites
     -------------------------     ------ ------------------------- ------
     Montgomery, Alabama..........   94     Atlanta, Georgia.......   126
     Bakersfield, California......  114     Boston, Massachusetts..   130
     Concord, California..........  126     Cincinnati, Ohio.......   118
     San Ramon, California........  106     Dallas, Texas..........   120
     Meriden, Connecticut.........  106     Houston, Texas.........   110
                                                                    -----
                                               Total Suites.....    1,150
                                                                    =====

                             DESCRIPTION OF HOTELS

   Unless otherwise specified, all room rates shown below are those in effect as of June 30, 2001, and the other rate information is for the period from January 1, 2001 through June 30, 2001.

                          1. Residence Inn Montgomery
                               1200 Hilmar Court
                           Montgomery, Alabama 36117

   The hotel opened in June 1990. It consists of five buildings, each with two stories. The hotel contains 94 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       66                 452
       One-Bedroom Suite                   4                 547
       Two-Bedroom Suite                  24                 881

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                  Studio One-Bedroom Two-Bedroom
       ------------------                  ------ ----------- -----------
       1 to 4                               $119     $119        $145
       5 to 11                                95       95         125
       12 to 29                               85       85         115
       30 or more                             75       75         105

   For the period from January 1, 2001 through June 15, 2001:

       Average Daily Occupancy Rate.......................         89.10%
       Average Daily Rate per Suite.......................        $81.91
       Average Daily Net Revenue per Suite................        $72.98
       Improvement/Renovation Budget During Next 12 Months $1,600,000.00

                         2. Residence Inn Bakersfield
                               4241 Chester Lane
                         Bakersfield, California 93390

   The hotel opened in August 1990. It consists of five buildings, each with two stories. The hotel contains 114 suites, as follows:

      Type of Suite                 Number Available Square Feet/per Suite
      -------------                 ---------------- ---------------------
      Studio Suite                         80                 467
      One-Bedroom Suite                     6                 547
      Two-Bedroom Suite                    28                 740

   Room rates and other information for the hotel are set forth in the tables below:

      Length of Stay
      (number of nights)                    Studio One-Bedroom Two-Bedroom
      ------------------                    ------ ----------- -----------
      1 to 4                                 $114     $124        $139
      5 to 11                                  99      119         129
      12 to 29                                 94      104         119
      30 or more                               84       94         115

       Average Daily Occupancy Rate.......................         88.00%
       Average Daily Rate per Suite.......................        $90.88
       Average Daily Net Revenue per Suite................        $79.97
       Improvement/Renovation Budget During Next 12 Months $2,200,000.00

                    3. Residence Inn Concord-Pleasant Hill
                               700 Ellinwood Way
                        Pleasant Hill, California 94523

   The hotel opened in November 1990. It consists of six buildings, each with two stories. The hotel contains 126 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       90                 470
       One-Bedroom Suite                   8                 547
       Two-Bedroom Suite                  28                 740

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                  Studio One-Bedroom Two-Bedroom
       ------------------                  ------ ----------- -----------
       1 to 4                               $199     $209        $239
       5 to 11                               169      189         229
       12 to 29                              159      179         219
       30 or more                            139      159         209

   For the period from January 1, 2001 through June 15, 2001:

       Average Daily Occupancy Rate.......................         86.43%
       Average Daily Rate per Suite.......................       $136.44
       Average Daily Net Revenue per Suite................       $117.93
       Improvement/Renovation Budget During Next 12 Months $2,200,000.00

                          4. Residence Inn San Ramon
                               1071 Market Place
                          San Ramon, California 94583

   The hotel opened in September 1990. It consists of six buildings, each with two stories. The hotel contains 106 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       82                 490
       Two-Bedroom Suite                  24                 800

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                              Studio Two-Bedroom
       ------------------                              ------ -----------
       1 to 4                                           $219     $249
       5 to 11                                           179      219
       12 to 29                                          159      199
       30 or more                                        139      189

       Average Daily Occupancy Rate.........................       65.63%
       Average Daily Rate per Suite.........................     $151.37
       Average Daily Net Revenue per Suite..................      $99.34
       Improvement/Renovation Budget During Next 12 Months.. $680,000.00

                           5. Residence Inn Meriden
                                390 Bee Street
                          Meriden, Connecticut 06450

   The hotel opened in September 1990. It consists of five buildings, each with three stories, and two buildings with two-stories. The hotel contains 106 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       One-Bedroom Suite                  81                 494
       Two-Bedroom Suite                  25                 723

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                        One-Bedroom Two-Bedroom
       ------------------                        ----------- -----------
       1 to 4                                       $154        $175
       5 to 11                                       139         164
       12 to 29                                      124         149
       30 or more                                    103         129

       Average Daily Occupancy Rate.......................         80.26%
       Average Daily Rate per Suite.......................       $110.62
       Average Daily Net Revenue per Suite................        $88.78
       Improvement/Renovation Budget During Next 12 Months $1,900,000.00

                       6. Residence Inn Atlanta Airport
                         3401 International Boulevard
                           Hapeville, Georgia 30354

   The hotel opened in June 1990. It consists of six buildings, each with two stories. The hotel contains 126 suites, as follows:

        Type of Suite             Number Available Square Feet/per Suite
        -------------             ---------------- ---------------------
        Studio Suite                     84                 550
        One-Bedroom Suite                10                 650
        Two-Bedroom Suite                32                 750

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                  Studio One-Bedroom Two-Bedroom
       ------------------                  ------ ----------- -----------
       1 to 4                               $139     $139        $181
       5 to 11                               122      122         169
       12 to 29                              114      114         149
       30 or more                             99       99         139

   For the period from January 1, 2001 through June 15, 2001:

       Average Daily Occupancy Rate.......................         87.90%
       Average Daily Rate per Suite.......................       $104.20
       Average Daily Net Revenue per Suite................        $91.59
       Improvement/Renovation Budget During Next 12 Months $2,300,000.00

                            7. Residence Inn Boston
                              1775 Andover Street
                        Tewksbury, Massachusetts 01876

   The hotel opened in June 1990. It consists of seven buildings, each with three stories, and three buildings with two stories. The hotel contains 130 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       One-Bedroom Suite                  96                 415
       Two-Bedroom Suite                  33                 571
       Hospitality Suite                   1                 500

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)            One-Bedroom Two-Bedroom Hospitality
       ------------------            ----------- ----------- -----------
       1 to 4                           $139        $179        $179
       5 to 11                           129         169         169
       12 to 29                          119         159         159
       30 or more                         99         139         139

       Average Daily Occupancy Rate.......................         79.40%
       Average Daily Rate per Suite.......................       $114.92
       Average Daily Net Revenue per Suite................        $91.25
       Improvement/Renovation Budget During Next 12 Months $2,100,000.00

                          8. Residence Inn Cincinnati
                          11401 Reed Hartman Highway
                             Blue Ash, Ohio 45241

   The hotel opened in May 1990. It consists of two buildings, each with two stories. The hotel contains 118 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       90                 500
       Two-Bedroom Suite                  28                 900

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                              Studio Two-Bedroom
       ------------------                              ------ -----------
       1 to 4                                           $129     $149
       5 to 11                                           109      129
       12 to 29                                           89      119
       30 or more                                         69      109

       Average Daily Occupancy Rate.......................         65.20%
       Average Daily Rate per Suite.......................        $89.27
       Average Daily Net Revenue per Suite................        $58.20
       Improvement/Renovation Budget During Next 12 Months $1,800,000.00

                            9. Residence Inn Dallas
                             950 Walnut Hill Lane
                              Irving, Texas 75038

   The hotel opened in December 1989. It consists of 16 buildings, each with two stories. The hotel contains 120 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       90                 460
       Two-Bedroom Suite                  30                 706

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                              Studio Two-Bedroom
       ------------------                              ------ -----------
       1 to 4                                           $149     $159
       5 to 11                                           139      149
       12 to 29                                          119      135
       30 or more                                         92      115

       Average Daily Occupancy Rate.......................         85.70%
       Average Daily Rate per Suite.......................       $105.20
       Average Daily Net Revenue per Suite................        $90.16
       Improvement/Renovation Budget During Next 12 Months $2,900,000.00

                           10. Residence Inn Houston
                            525 Bay Area Boulevard
                             Houston, Texas 77058

   The hotel opened in June 1990. It consists of five buildings, each with two stories. The hotel contains 110 suites, as follows:

       Type of Suite               Number Available Square Feet/per Suite
       -------------               ---------------- ---------------------
       Studio Suite                       82                 480
       Two-Bedroom Suite                  28                 714

   Room rates and other information for the hotel are set forth in the tables below:

       Length of Stay
       (number of nights)                              Studio Two-Bedroom
       ------------------                              ------ -----------
       1 to 4                                           $125     $159
       5 to 11                                           115      154
       12 to 29                                          105      149
       30 or more                                         88      149

   For the period from January 1, 2001 through June 15, 2001:

       Average Daily Occupancy Rate.......................         92.30%
       Average Daily Rate per Suite.......................        $89.29
       Average Daily Net Revenue per Suite................        $82.41
       Improvement/Renovation Budget During Next 12 Months $1,700,000.00